FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 1 March 2005

National completes sale of Irish banks

The National today announced the completion of the sale of Northern Bank and National Irish Bank to Danske Bank.

The purchase was subject to certain conditions, which included obtaining certain regulator consents.  These conditions have been satisfied and completion occurred on terms consistent with the original sale announcement on 14 December 2004.

The banks were sold for A$2.5 billion, generating a profit on sale of approximately A$1.1 billion.  As a result of the sale, the National’s Adjusted Common Equity capital will increase by approximately A$1.8 billion.

Transitional services will be provided by the National to Danske in respect of the Northern Bank and National Irish Bank operations to assist in the smooth transition of ownership of those businesses.  These transitional services will be provided at cost and are expected to be in place for up to 18 months.

For further information:

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser Group Corporate Relations 03 8641 4982 work 0404 883 509 mobile

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile	Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Or visit www.nabgroup.com

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section
205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	22 February 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	22 February 2005
No. of securities held prior to change

27,287 ordinary shares fully paid in the share capital of National Australia Bank Limited

275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited

68,750 Performance Rights

Class	Ordinary
Number acquired	900,000 Performance Options over 900,000 ordinary shares of National Australia Bank Limited 210,000 Performance Rights
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise Price of options is $29.97 per option
No of securities held after change

27,287 ordinary shares fully paid in the share capital of National
Australia Bank Limited

1,175,000 Performance Options over 1,175,000 ordinary shares of
National Australia Bank Limited

278,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan,participation in buy-back	Grant approved at the Annual General Meeting of Shareholders in January 2005 of Options & Performance Rights under approved Plan

GF NOLAN

Company Secretary

28 February 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date:	1 March 2005	Title:	Associate Company Secretary